Filed by TranSwitch Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Centillium Communications, Inc.

Commission File No.: 000-30649

Corporate Update

TranSwitch Corporation

September 15, 2008

Proprietary and Confidential

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the transaction, including future financial and operating results and estimated cost savings and synergies, and other statements that are not historical facts. TranSwitch and Centillium caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information due to various risks and uncertainties.

These include risks and uncertainties relating to: the parties’ potential inability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully and without delay; the risk that the transaction may involve unexpected costs or unexpected liabilities; uncertainties concerning the effect of the transaction on relationships with customers, employees and suppliers of either or both companies; risks associated with downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of, and demand for, both companies products and products developed by the companies’ customers; risks relating to TranSwitch’s indebtedness; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments thereto, and other documents TranSwitch and Centillium have filed and will file with the SEC contain additional factors that could impact the company’s businesses and financial performance. TranSwitch and Centillium expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

2	TranSwitch Corporation Proprietary and Confidential

Important Information for Investors and Stockholders

TranSwitch has filed Registration Statement on Form S-4 (File No. 333-153148), which contains a Preliminary Proxy Statement/Prospectus. Centillium expects to mail a Definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Centillium with a subsidiary of TranSwitch. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium’s directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium’s 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium’s directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.

3	TranSwitch Corporation Proprietary and Confidential

Our Business

We Provide Key Semiconductor Solutions for Equipment Used in Communications Networks

Network Equipment OEMs

Service Providers

Technology Enabler

4	TranSwitch Corporation Proprietary and Confidential

Mission

“To develop and supply the most innovative VLSI solutions to telecommunications and data communication OEMs worldwide”

5	TranSwitch Corporation Proprietary and Confidential

Company Profile

2008 Revenue Trend: Revenue Ramp in Recent Products

Q1 revenue $7.5M

Q2 revenue $8.9M (grew 18% over Q1)

Q3 revenue guidance $10.2M ( Projected growth 14% over Q2)

Gross Margin (2007) 62% (Composite of all Product and Service margin)

Communications IC product Gross Margin ~ 75% Strong Intellectual Property Position More than 125 active customers worldwide

Employees (As of June 30, 2008)

218 Total Employees Worldwide

Research & Development: 166

Sales & Marketing: 28

Operations: 12

Administration: 12

Key Balance Sheet Items ($MM) June 30, 2008:

Cash & Investments $26.6 M

Total Assets $59.5 M

6	TranSwitch Corporation Proprietary and Confidential

Attractive Business Model

TRANSWITCH

Video Processing
"HDMI & DisplayPort"
Business Unit

- HDMI / Display port IP
- HDP (combined) IP
- HDMI Tx/Rx IC Products

2006 Mysticom Acquisition

Comm. VLSI
"Application Specific Solutions"
Business Unit

- Carrier Ethernet
- Wireless Backhaul
- Broadband Access
- **Fiber-to-the Home**
- **Voice Over IP**

2008 Centillium Acquisition (Pending)

ADC
"Customer Specific Solutions"
Business Unit

- Comm IC customers
- Defense customers
- Industrial control /Automotive

2007 ASIC Design Centre Acquisition

TRANSWITCH
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TranSwitch Corporation Proprietary and Confidential

Focused on Enabling “Network Convergence” (PON)

Broadband Wireline Access Network

Internet

Optical Network Unit

Data Traffic

Optical Network Unit

Optical Line Terminator

Radio Network Controller

Gateway System

Base Station

Core Network based on IP/MPLS

Voice Traffic

3rd Generation Wireless Access Network

Public Phone Network

Base Station

3G Wireless

Video, Data and Mobility Services Driving Network Upgrades

8	TranSwitch Corporation Proprietary and Confidential

Summary of Communications Business

TranSwitch is focused on three High Growth Segments

Broadband Access

Carrier Ethernet

Wireless Backhaul

Communications Market has Robust Growth Drivers

Carriers are healthy and RFP activity is strong

Spending in North America & Europe driven by service provider competition

India / China and other developing countries investing to grow their economies

We have a strong design win position in key carrier projects

British Telecom (Fujitsu, ADVA)

China Telecom /China Mobile, etc. (Alcatel, ZTE, Fiberhome, Datang)

BSNL (Tejas, UTL, ZTE, Redback)

Korea Telecom (Coweaver, Woorinet, Kisantel, Neowave, ZTE)

AT&T, Verizon (Tellabs, Ericsson, Motorola, Adtran)

Our position is secure, and we anticipate growth

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Entering the High Definition Video Market—Rationale

High growth potential over the next several years

500

450 HDMI Disp. Port

400

350

300

(Million)

250

200

150

100

50

0

2007 2008 2009 2010 2011

We have a strong technology edge against competition

10 Gigabit Serdes / PHY technology —thru Mysticom acquisition

Strategic Fit to our Communications Business—Longer Term

Video is a key driver for Broadband Access

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HDMI – High Definition Multimedia I/F

Multiplexing video and audio on the same cable

HDMI cable

Source:

DVD player

Set-Top Box Controls

Sink:

HDTV

Projector

Controls

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DisplayPort – Emerging Computer Industry Standard

Computer / Workstation

Flat Panel Display

DisplayPort Cable

DisplayPort Monitor

Graphic Processor Unit (GPU)

DP MAC

DP Tx PHY

DisplayPort

DisplayPort

DP Rx PHY

DP MAC

DisplayPort Only LCD Monitor

TFT-LCD Panel

Tcon

BA

CD CD CD CD CD CD CD CD

24C16

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HDP = HDMI + DisplayPort

By using different cables (DP-to-DP, DP-to-HDMI, HDMI-to-DP, or HDMI-to-HDMI) can serve all combinations for PC and CE markets



Graphic Processor Unit (GPU)
HDMI MAC
DP MAC
HDMI + DP Tx PHY
DisplayPort
Host I/F
DP-to-HDMI Cable
DP-to-DP Cable
TV
Monitor
PC
DMA
STB

TRANSWITCH
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Centillium Acquisition – Highlights & Rationale

The two companies have an excellent strategic fit

Both are in high-growth markets

Technology and product lines are complementary

Customer bases are complementary and overlapping

Centillium is “just the right size”

Large enough to provide meaningful scale

But small enough to be easily integrated

The transaction is highly accretive, with low integration risk

$10.5M in identified synergies, achievable in near term

Multiple cross-selling opportunities

The combination creates significant advantages

Increased scale

Improved profitability and operating leverage

A stronger platform to accelerate growth and market share

Winning Combination Creates a New Global Communications IC Leader!

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Benefits for TranSwitch

Industry leading VoIP and PON products added to portfolio

Incremental revenue stream from established design wins

$22 M/yr run rate in 2008

Significant growth in 2009 as major carrier deployments ramp

Adds $8 million cash to balance sheet

Net of all transaction and restructuring costs

Talented and motivated employees with complementary skill sets

Development team in India Strong worldwide Sales team

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Transaction Overview

Transaction	▪ TranSwitch will purchase Centillium in a stock and cash transaction valued at $42.8 million at the time of announcement
Consideration	▪ $15 million cash ▪ 25 million shares of TranSwitch stock ▪ TranSwitch will have a net increase in cash of ~ $8 million after all restructuring and transactions costs
Pro Forma Ownership	▪ TranSwitch shareholders retain 84% of the combined company ▪ Centillium shareholders will own 16%
Conditions to Close	▪ Centillium shareholder approval ▪ Customary closing conditions
Anticipated Close	▪ Fourth Quarter 2008

TRANSWITCH
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Complementary Products

The companies have complementary product lines with no overlap

Opportunity for $10.5 million synergy in COGS, and Opex (R&D, G&A, M&S)

Non-Telecom

4%

Carrier Ethernet 8%

FTTP 39% Broadband Access 26% Optical

Transport VoIP 62% 61%

(1)

2007 Revenue 2007 Revenue

$32.6 million $15.3 million

(1)	Excludes DSL revenue

Product Lines: Excellent Strategic Fit

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Complementary Customer Bases

The two companies have overlapping customer bases

Customer Universe: Excellent Strategic Fit

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Combined Company—Focused on High Growth Markets

Broadband Access Carrier Ethernet HDMI / Disp. Port

500 Broadband Access 6 700 450 Subscribers

600 HDMI Disp. Port 5 400 (Worldwide) Carrier Ethernet

350 500

4	Service Revenues Port Shipments 300 (Worldwide)

400

(Worldwide)

250 3

(Million) 200 (Billion) (Million) 300

2

150 200 100

1	100 50

0 0

0 2006 2007 2008 2009 2010 2005 2006 2007 2008 2009 2010 2011 2012

2007 2008 2009 2010 2011

Source: UBS Global Telebits 2008 Source: Insight Research, 2008 Source: In-Stat 2007, iSuppli 2008

VoIP FTTP

Infrastructure CPE 90 1000 900 80 800 VoIP Port Shipments 70

(Worldwide) FTTP Households

700 60

Connected 600 50 (Worldwide)

500

40

400 (Million) (Million) 300 30

20 200 10 100

0 0

2006 2007 2008 2009 2010 2005 2006 2007 2008 2009 2010 2011 2012

Source: In-Stat, December 2006 Source: Heavy Reading Worldwide FTTH Update, February 2008

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Centillium is Well Positioned in Japan

Centillium products will be at the heart of a massive $47 billion infrastructure upgrade in Japan

Over 20 million FTTH subscribers are targeted by 2010

The Mustang chip will be at the heart of the OKI platforms that are being deployed

Already shipped several million dollars of product Designed into a second vendor’s platform as well Deployment set to accelerate We expect a greater than 40% share starting in mid 2009

Potential of > $100 million in revenues over five year deployment!

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Excellent Strategic Fit !

Centillium is “just the right size”

Large enough to provide meaningful scale

But small enough to be easily integrated

Both are in high-growth markets

Technology and product lines are complementary

Customer bases are complementary and overlapping

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Summary

TranSwitch is well positioned in the communications VLSI market

Selectively addressing three high growth segments

Selected segments support high gross margin, and long product life Established an extensive footprint in key network initiatives worldwide

Company has successfully diversified through strategic acquisitions High Definition Video (HDMI / DisplayPort) Customer Specific Telecom and Non-Telecom VLSI products

Centillium acquisition is a major “transformative” opportunity Combined company well positioned in multiple high growth markets, and poised for substantial revenue momentum in 2009 Highly synergistic and accretive transaction

$10.5 million of expense synergies for 2009 have already been identified

Balance sheet strengthened by $8 million (net of transaction and restructuring costs) Integration risks extremely low due to similarity of company operations

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*	Northland Securities

Thank You